December 30, 2013

Mr. Kevin R. Woody
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    Comment Letter, dated December 16, 2013
Dynex Capital, Inc.
Form 10-K for the year ended December 31, 2012
Filed March 8, 2013
File No. 001-09819

Dear Mr. Woody:

Dynex Capital, Inc. (the “Company”) hereby acknowledges receipt of the comment letter dated December 16, 2013 (the “Comment Letter”) provided by the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K referred to above.

I am writing to follow up on the telephone conversation between Mr. Jeff Childress, the Company's Controller, and Mr. Dan Gordon, Branch Chief with the Commission, in which conversation Mr. Childress requested on behalf of the Company an extension to respond to the Comment Letter. This letter serves as a written record of the request and the Company’s understanding that it has been granted an extension to respond to the Comment Letter by no later than January 15, 2014.

Thank you for your assistance. If you have any additional questions or comments, you may reach me at (804) 217-5837 or Mr. Childress at (804) 217-5854.

Very truly yours,

/s/ Stephen J. Benedetti
Stephen J. Benedetti
Executive Vice President, Chief Operating Officer
and Chief Financial Officer